UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

DIALOGIC INC.

(Name of Subject Company)

DIALOGIC MERGER INC.

DIALOGIC GROUP INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number of Class of Securities)

Bruno-Étienne Duguay

Dialogic Merger Inc.

c/o Novacap TMT IV, L.P.

375 Boul. Roland-Therrien, suite 210

Longueuil, Quebec, Canada J4H 4A6

(450) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With a copy to:

Jocelyn M. Arel

Jared G. Jensen

Goodwin Procter LLP

53 State Street

Boston, MA 02109

Telephone (617) 570-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule14d-1.

☐	issuer tender offer subject to Rule13e-4.

☐	going-private transaction subject to Rule13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Dialogic Group Inc., a Canadian corporation (“Parent”) and Dialogic Merger Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), for all of the outstanding shares of common stock of Dialogic Inc., a Delaware corporation (the “Shares”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 10, 2014, among Parent, Purchaser and Dialogic Inc. The information set forth under Item 9.01 of the Current Report on Form 8-K filed by Dialogic Inc. on October 10, 2014 (including all Exhibits thereto) are incorporated by reference.

The Press Release incorporated herein is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for all of the outstanding Shares described in this filing has not commenced. At the time the offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Dialogic Inc. will subsequently file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Dialogic Inc.’s shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.